Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98104

August 27, 2021

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:	Arrived Homes, LLC
Post Qualification Amendment on Form 1-A
Filed August 27, 2021
File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 20, 2021, providing the Staff’s comments with respect to the Company’s Post Qualification Amendment on Form 1-A to the Offering Statement on Form 1-A (the “Post Qualification Amendment No. 3”). Concurrently with the filing of this response letter, we have filed an amendment to the Post Qualification Amendment No. 4 (the “Post Qualification Amendment No. 4”), and the Post Qualification Amendment No. 3 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, below we have included the Staff’s comments followed by the Company’s corresponding responses. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note that that the term of at least one series offering will commence within two calendar days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification.

Response: We have clarified the disclosure in Post Qualification Amendment No. 4 to state that “[t]he term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.”

In addition to this change, we have reduced the offering amount for each series offering by approximately 60% to reflect the amount of equity capital the Company intends to raise in each series offering. As a result, the total amount of series interests for which the Company is seeking qualification has been reduced from $6.8 million to $2.7 million. This change results from excluding the minimum amount of debt financing the Company intends to use to purchase each series property from the total offering amount.

We respectfully submit that the above changes address the Staff’s concern that the Company will be conducting a delayed offering under Rule 251(d)(3)(i)(F). We believe the change to the text is sufficiently clear, and by reducing the total amount of series interests for which the Company is seeking qualification to reflect the amount the Company actually intends and reasonably expects to sell to investors in a continuous offering beginning within two days after qualification, we have eliminated the possibility that the Company will later re-open an offering.

In terms of our expectations of likely sales, we believe that the Company’s offerings have garnered sufficient demand to support our offering amount. Total formal indications of interest from investors exceed $5.5 million, which is greater than double the amount of series interests for which the Company is seeking qualification. Further, the total number of accounts initiated has increased to over 16,500 distinct individuals, a greater than four-fold increase over the total number of accounts initiated at the time of the prior qualification. We believe that these facts support the Company’s reasonable belief that it will be able to sell the full amount of series interests for which it is seeking qualification in Post Qualification Amendment No. 4 well within the time period set forth in the disclosure and under Rule 251(d)(3)(i)(F).

Between the reduction in total amount of series interests for which the Company is seeking qualification, the increase in demand and the increased user-base of potential investors, we respectfully take the position that the Company will conduct its offering in compliance with Rule 251(d)(3)(i)(F) and Regulation A.

2.	Please reconcile your revised disclosure in response to comment 1 that you intend that a fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series with your disclosure that you reserve the right to reject any subscriptions, in whole, for any or no reason, and to withdraw any offering at any time prior to a closing. Also, clarify the circumstances where a subscription agreement would not be accepted or rejected within 15 days.

Response: With respect to the first issue mentioned in the above comment, we have revised the disclosure in Post Qualification Amendment No. 4 to state that “[a] fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.” This is intended to indicate a true deadline rather than solely an intent to accept or reject a fully executed subscription agreement within the 15-day limit. Additionally, we have revised the disclosure in Post Qualification Amendment No. 4 to state that “[w]e reserve the right to reject any subscriptions, in whole, for any or no reason within such 15-day period.” We have removed the language stating that we reserve the right to “to withdraw any offering at any time prior to a closing.”

With respect to the request to clarify circumstances where a subscription agreement would not be accepted or rejected within 15 days, as evidenced by the revisions explained above, we do not contemplate any such circumstances. We have revised our operational procedures to ensure a timely response to any fully executed subscription agreement.

If you would like to discuss the Company’s responses to the Staff’s comments or any other matters, please contact the undersigned or John Rostom, VP of Legal for the Company, at (814) 277-4833 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom
Paul C. Levites, Bevilacqua PCCL